Exhibit 9.01

Bank of South Carolina Corporation
P.O. Box 538
Charleston, SC 29402

CONTACT:	William L. Hiott, Jr.
TELEPHONE:	(843) 724-1500
DATE:	March 19, 2009
FOR USE: IMMEDIATE

NEWS RELEASE

FOR IMMEDIATE RELEASE

Bank of South Carolina Corporation Declares Dividend

Charleston, SC – The Board of Directors of Bank of South Carolina Corporation, (Nasdaq: BKSC) the parent Company for The Bank of South Carolina, declared a $.16 per share quarterly dividend payable April 30, 2009 to shareholders of record as of  March 31, 2009.  Hugh C. Lane, Jr., President and Chief Executive Officer of The Bank of South Carolina, stated, “We at Bank of South Carolina Corporation are pleased to pay this 78th consecutive quarterly dividend to our shareholders as it reflects the bank's strong capital, liquidity, earnings and asset quality.  Our focus for 2009 will be on loan growth and deposit growth while maintaining our profitability, which we feel is imperative to this environment.”

The Bank of South Carolina, a De Novo Charter, which opened in 1987 at 256 Meeting Street, has offices in Summerville, Mt. Pleasant, and the West Ashley community.  It is also available on its website at www.banksc.com.  Bank of South Carolina Corporation currently trades its common stock on the NASDAQ stock market under the symbol “BKSC”.  Market makers for the stock for Bank of South Carolina Corporation are: Archipelago Stock Exchange, Automated Trading Desk, Chicago Board Options Exchange, Citadel Derivative Group, LLC, Domestic Securities, Inc. E*Trade Capital Markets, LLC, Goldman Sachs Research,  Howe Barnes Investments, Hudson Securities, Inc., International Securities Exchange, Knight Equity Markets, LP, Merrill Lynch, Monroe Securities Inc., Morgan Keegan & Company, Inc., Nasdaq Execution Services, LLC, Sandler O’Neill & Partners, Scott & Stringfellow, Inc., Susquehanna Financial Group, LLLP, Susquehanna Financial Group and USB Securities, LLC.